Via Facsimile and U.S. Mail
Mail Stop 6010

May 30, 2008

Mr. Edward J. Borkowski
Executive Vice President and Chief Financial Officer
Mylan, Inc.
1500 Corporate Drive
Canonsburg, PA 15317

Re: Mylan, Inc.
Form 10-K/A for the Transition Period from April 1, 2007 through
December 31, 2007
Filed March 7, 2008
File No. 1-09114

Dear Mr. Borkowski:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Carlton E. Tartar
Branch Chief